UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2018

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

1177 Avenue of the Americas
5th Floor New York, NY 10036
646-694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

This Form 6-K is hereby incorporated by reference into the Form F-3 Registration Statement File No. 333-222788.

Other Information

As previously reported, on August 28, 2018, a subsidiary of Wins Finance Holdings Inc. (the “Company”) entered into an agreement to acquire a 30% equity interest in Hui Yue Finance Leasing (Ningbo) Co., Ltd. (“Hui Yue”) through its subsidiary. Hui Yue will be a joint venture between the Company, Mercury International Financial Leasing (Tianjin) Co., Ltd.( Chenxing International (Tianjin) Financial Leasing Co., Ltd.) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (Sino Investment Jinchuang Financial Holding Co., Ltd.)

On October 26, 2018, the parties to the agreement entered into an amendment providing that the Company would acquire only a 15% equity interest in Hui Yue (instead of the originally contemplated 30%) for RMB150 Million. The Company believes that participating in the joint venture has the opportunity to boost the Company’s growth in the leasing sector by leveraging the local financial, governmental and client resources of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name:	Renhui Mu
Title:	Chief Executive Officer and Chief Operating Officer

Dated: October 26, 2018